Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 27, 2014

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2013	2012

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$112,871	$123,398
Interest bearing deposits, including designated deposits	10,000	10,000
Trade accounts receivable	80,316	79,354
Other receivables	10,943	5,379
Inventories	64,804	65,570
Other current assets	11,480	14,405
Total current assets	290,414	298,106

LONG-TERM INVESTMENTS	14,494	12,963

PROPERTY AND EQUIPMENT, NET	350,039	434,468

INTANGIBLE ASSETS, NET	32,393	47,936

GOODWILL	7,000	7,000

OTHER ASSETS, NET	11,547	13,768

TOTAL ASSETS	$705,887	$814,241

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of loans and debentures	$36,441	$49,923
Trade accounts payable	66,358	81,372
Deferred revenue and short-term customers' advances	3,166	1,784
Other current liabilities	33,951	36,240
Total current liabilities	139,916	169,319

LONG-TERM LOANS FROM BANKS	108,739	94,992

DEBENTURES	208,146	193,962

LONG-TERM CUSTOMERS' ADVANCES	7,187	7,407

EMPLOYEE RELATED LIABILITES	65,337	77,963

DEFERRED TAX LIABILITY	13,611	26,405

OTHER LONG-TERM LIABILITIES	21,703	24,168

Total liabilities	564,639	594,216

Ordinary shares	192,776	87,280
Ordinary shares of NIS 15 par value;
Authorized: 150,000 and 120,000 shares
as of December 31, 2013 and 2012, respectively;
Issued: 47,956 and 22,398 shares
as of December 31, 2013 and 2012, respectively;
Outstanding: 47,870 and 22,312 shares
as of December 31, 2013 and 2012, respectively.
Additional paid-in capital	1,084,011	937,814
Capital notes	92,549	305,262
Cumulative stock based compensation	45,380	42,826
Accumulated other comprehensive loss	(16,126)	(3,475)
Accumulated deficit	(1,248,270)	(1,140,610)
	150,320	229,097
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
SHAREHOLDERS' EQUITY	141,248	220,025

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$705,887	$814,241

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2013	2012	2011

REVENUES	$505,009	$638,831	$611,023

COST OF REVENUES	476,900	560,046	526,198

GROSS PROFIT	28,109	78,785	84,825

OPERATING COSTS AND EXPENSES

Research and development	33,064	31,093	24,886
Marketing, general and administrative	42,916	44,413	48,239
Acquisition related and reorganization costs	--	5,789	1,493
Amortization related to a lease agreement early termination	7,464	--	--

	83,444	81,295	74,618

OPERATING PROFIT (LOSS)	(55,335)	(2,510)	10,207

INTEREST EXPENSES, NET	(32,971)	(31,808)	(27,797)

OTHER FINANCING EXPENSE, NET	(27,838)	(27,583)	(12,505)

GAIN FROM ACQUISITION	--	--	19,467

OTHER INCOME (EXPENSE), NET	(904)	(1,042)	13,460

PROFIT (LOSS) BEFORE INCOME TAX	(117,048)	(62,943)	2,832

INCOME TAX BENEFIT (EXPENSE)	9,388	(7,326)	(21,362)

LOSS FOR THE PERIOD	$(107,660)	$(70,269)	$(18,530)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(2.72)	$(3.17)	$(0.90)

Weighted average number of ordinary
shares outstanding - in thousands	39,633	22,173	20,649

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE LOSS
(dollars in thousands)

	Year ended
	December 31,
	2013	2012	2011

Loss for the period	$(107,660)	$(70,269)	$(18,530)

Foreign currency translation adjustment	(14,242)	(9,097)	3,729

Change in employees plan assets and benefit obligations, net of taxes
$1,268, $1,591 and $174 for the years ended December 31, 2013, 2012
and 2011, respectively	2,350	2,440	518

Net unrealized gains (losses) on derivatives	(759)	1,090	(1,326)

Comprehensive loss for the period	$(120,311)	$(75,836)	$(15,609)

TOWER SEMICONDUCTOR LTD.
 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

							Accumulated Other comprehensive income (loss)
	Ordinary shares		Additional paid-in capital		Cumulative stock based compensation
	Shares-			Capital notes		Treasury stock		Accumulated deficit
	in thousands	Amount							Total

BALANCE - DECEMBER 31, 2010	17,789	$68,053	$770,987	$311,472	$28,982	$(9,072)	$(829)	$(1,051,811)	$117,782

Shares issued in consideration
of acquisitionof a subsidiary	1,312	5,777	16,853						22,630
Issuance of shares and warrants	1,805	7,557	27,251						34,808
Conversion of convertible debentures to shares	277	1,118	5,362						6,480
Employee stock-based compensation					8,107				8,107
Tax benefit relating to stock based compensation			45						45
Exercise of options	123	515	(55)						460
Other comprehensive income							2,921		2,921
Loss for the year								(18,530)	(18,530)

BALANCE - DECEMBER 31, 2011	21,306	$83,020	$820,443	$311,472	$37,089	$(9,072)	$2,092	$(1,070,341)	$174,703

Issuance of shares and warrants	200	796	4,319						5,115
Employee stock-based compensation					5,737				5,737
Exercise of options	125	486	52						538
Beneficial conversion feature			109,768						109,768
Other comprehensive loss							(5,567)		(5,567)
Loss for the year								(70,269)	(70,269)
Capital notes	767	2,978	3,232	(6,210)					--

BALANCE - DECEMBER 31, 2012	22,398	$87,280	$937,814	$305,262	$42,826	$(9,072)	$(3,475)	$(1,140,610)	$220,025

Issuance of shares and warrants	8,148	33,986	4,889						38,875
Employee stock-based compensation					2,735				2,735
Tax benefit relating to stock based compensation					(181)				(181)
Exercise of options	24	100	5						105
Other comprehensive loss							(12,651)		(12,651)
Capital notes	17,386	71,410	141,303	(212,713)					--
Loss for the year								(107,660)	(107,660)

BALANCE - DECEMBER 31, 2013	47,956	$192,776	$1,084,011	$92,549	$45,380	(9,072)	$(16,126)	$(1,248,270)	$141,248

BALANCE, NET OF TREASURY STOCK - AS OF DECEMBER 31, 2013	47,870

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2013	2012	2011

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(107,660)	$(70,269)	$(18,530)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	164,824	173,585	162,679
Effect of indexation, translation and fair value measurement on debt	4,091	13,544	(9,312)
Other expense (income), net and reorganization costs	904	6,831	(15,899)
Gain from acquisition	--	--	(19,467)
Changes in assets and liabilities:
Trade accounts receivable	(5,194)	(6,857)	(7,686)
Other receivables and other current assets	(3,647)	(843)	3,999
Inventories	(780)	2,316	(3,999)
Trade accounts payable	25	(7,603)	21,733
Deferred revenue and customers' advances	1,202	(4,475)	(35,858)
Other current liabilities	(38)	(23,942)	18,174
Deferred tax liability, net	(11,453)	9,126	4,791
Other long-term liabilities	(6)	3,840	7,368
	42,268	95,253	107,993
Reorganization – retirement plan	--	(20,074)	--
Net cash provided by operating activities	42,268	75,179	107,993

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(81,819)	(103,830)	(117,166)
Proceeds from investment realization	--	--	31,400
Proceeds related to sale and disposal of property and equipment	4,775	--	5,751
Investments in other assets, intangible assets and others	(409)	(4,498)	--
Acquisition of subsidiary consolidated for the first time (a)	--	--	(40,000)
Investment grants received	--	2,618	33,292
Interest bearing deposits, including designated deposits	--	(10,000)	98,007
Net cash provided by (used in) investing activities	(77,453)	(115,710)	11,284

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of shareholders' equity	38,956	104,690	22,653
Proceeds from long-term loans	--	14,443	--
Short-term bank debt	--	3,800	--
Debts repayment	(6,540)	(55,854)	(141,242)
Net cash provided by (used in) financing activities	32,416	67,079	(118,589)

Effect of foreign exchange rate change	(7,758)	(4,299)	86

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,527)	22,249	774
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	123,398	101,149	100,375

CASH AND CASH EQUIVALENTS - END OF PERIOD	$112,871	$123,398	$101,149

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2013	2012	2011

NON-CASH ACTIVITIES

Investments in property and equipment	$11,161	$8,737	$15,546
Benefitial conversion feature	$--	$109,768	$--
Conversion of convertible debentures to share capital and exercise of warrant	$--	$--	$7,006
Shares issued to the Banks in consideration for the interest reduction,
following September 2006 amendment with the Banks	$--	$--	$12,087

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$33,298	$46,454	$23,357
Cash paid during the period for income taxes	$190	$852	$2,907

(a) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiary as of June 2, 2011:

Working capital (excluding cash and cash equivalents)			$(2,534)
Property, plant, and equipment, including real estate			145,559
Intangible assets			11,156
Other assets			2,900
Long-term liabilities			(74,984)
			82,097
Less :
Issuance of share capital			22,630
Gain from acquisition			19,467
			42,097

Cash paid for the acquisition of a subsidiary consolidated for the first time			$40,000

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries (i) Jazz Technologies, Inc., the parent company and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (ii) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan. Tower and its wholly-owned subsidiaries are referred to as the “Company”. The Company is a global specialty foundry leader, manufacturing integrated circuits with geometries ranging from 1.0 to 0.11 micron. The Company provides industry leading design support and design environment to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, mixed-signal and RFCMOS, CMOS image sensor, power management (BCD) and non-volatile memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing for its customers, the Company maintains two manufacturing facilities in Israel, one in the U.S. (Jazz), and one in Japan (TJP).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange under the symbol TSEM.

The Company, as an independent semiconductor manufacturer, operates in the semiconductor industry which has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns, including through acquiring additional manufacturing facilities. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sales prices, as well as to underutilization of manufacturing facilities that as a result are unable to cover their fixed costs and other liabilities, potentially leading to such facilities to cease their operations. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products, we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. Analysts believe that such patterns may repeat in the future. The overcapacity, underutilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, such as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, which may affect our ability to raise funds and/or re-structure and/or re-finance our debt. This may harm our financial results, financial position and business, unless we are able to take appropriate or effective actions in a timely manner in order to serve our debt and liabilities and cover our fixed costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL (cont.)

The Company is exploring various activities and ways to promote and fund its growth plans and the ramp-up of its business, technological capabilities and manufacturing capacity and capabilities, increase its utilization rates, efficiently manage the operations of the fabs and achieve and maintain high utilization rates in all of its manufacturing facilities, and fulfill its debt obligations and other liabilities. However, there is no assurance as to the extent of such activities or when, if at all, such activities will be available to the Company. Such activities may include, among other things, mergers and acquisitions, joint ventures, debt restructuring and/or refinancing, possible financing transactions, sales of assets, intellectual property licensing, possible sale and lease-backs of real estate assets and improving cash flow from operations through operating efficiencies
See further details in Notes 4, 8B, 12B, 13, 17

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its wholly-owned subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

C.	Cash and Cash - Equivalents

Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed mainly on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies mainly on the basis of the weighted average moving price per unit.
Cost is determined for work in process and finished goods on the basis of actual production costs.

F.	Property and Equipment

(1)
Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental, direct costs include costs associated with constructing, establishing and installing property and equipment, and costs directly related to pre-production test runs of property and equipment that are necessary to get it ready for its intended use. Maintenance and repairs are charged to expense as incurred.

Cost is presented net of investment grants received, and less accumulated depreciation and amortization.

Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

Buildings and building improvements (including facility infrastructure)	10-25 years
Machinery and equipment, software and hardware	3-7 years

(2)	Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

G.	Intangible Assets

Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the time of acquisition of Jazz and TJP. In addition, these assets include the cost of acquiring the Fab 2 technologies and incremental direct costs associated with implementing them until they are ready for their intended use.

These costs associated with the Fab 2 technologies were amortized over the expected estimated economic life of the technologies commonly used in the industry commencing on the date on which each technology was ready for its intended use.

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions of Jazz and TJP are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

Impairment examinations and recognition are performed and determined based on the accounting policy outlined in R below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Other Assets

Prepaid Long-Term Land Lease

Prepaid lease payments to the Israel Land Administration (“ILA”) as detailed in Note 16C are amortized over the lease period.

I.	Convertible Debentures

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of debt securities with a conversion feature and other options are allocated to each of the securities issued based on their relative fair value.

ASC Topic 815 “Derivatives and Hedging” generally provides criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments. These three criteria are: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings, and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of Topic 815. In determining whether the embedded derivative should be bifurcated, the Company considers all other scope exceptions provided by that topic. One scope exception particularly relevant to convertibles is whether the embedded conversion feature is both indexed to and classified in the Company's equity.

See Note 13C for the determination of the Beneficial Conversion Feature in the Company's Series F debentures, according to ASC 470-20.

J.	Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of debt that is not itself accounted at fair value is considered a discount on the debt and results in an adjustment to the yield of the debt.

K.	Revenue Recognition

The Company’s net revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from engineering and design support and other technical and support services. The majority of the Company’s sales are achieved through the efforts of its direct sales force.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Revenue Recognition (cont.)

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. Revenues are recognized when the acceptance criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment. Such Company testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance.

The Company provides for sales returns and allowances relating to specified yield or quality commitments as a reduction of revenues at the time of shipment based on historical experience and specific identification of events necessitating an allowance.

Revenues for engineering, design and other support services are recognized ratably over the contract term or as services are performed.

Advances received from customers towards future engineering services and/or product purchases are deferred until services are rendered or products are shipped to the customer.

L.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

We evaluate how realizable our deferred tax assets are for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, represent our unrecognized income tax benefits, which are recorded as a liability. Our policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (losses) per share is calculated, in accordance with ASC Topic 260, “Earnings Per Share”, by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated if relevant, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares taking in effect all potential dilutive ordinary shares.

O.	Comprehensive Income (Loss)

In accordance with ASC Topic 220, “Comprehensive Income”, comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower and Jazz conduct their operations is the U.S. dollar (“dollar”). Thus, the dollar is the functional and reporting currency of Tower and Jazz. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830-10, “Foreign Currency Matters”. All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TJP, whose functional currency is Japanese Yen, have been translated into dollars. TJP’s assets and liabilities have been translated using the exchange rates in effect on the balance sheet date. TJP’s statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are charged or credited to other comprehensive income (loss).

Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 Compensation - Stock Compensation, under which employee share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the award.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

The Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10, “Property, Plant and Equipment”.

Impairment of Goodwill

Goodwill is subject to an impairment test at least on an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of the unit, to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Impairment of Assets (cont.)

Impairment of Goodwill (cont.)

The Company conducted an impairment analysis as of December 31, 2013. The Company used the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology. As a result of this analysis, the carrying amount of the net assets, including goodwill were not considered to be impaired and the Company did not recognize any impairment of goodwill for the period ended December 31, 2013.

S.	Derivatives

Tower enters into derivatives from time to time, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally in New Israel Shekels or “NIS”). Instruments settled with Tower’s shares that are denominated in a currency other than the Company’s functional currency are not eligible to be included in equity.

T.	Classification of liabilities and equity

Tower applies EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity. The amendment sets the criteria as to when an instrument that may be settled in the company’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

U.	Reclassification and presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2013 presentation.
All amount of shares and other securities convertibles to shares of the Company and per share data in these financial statements have been adjusted to reflect the effect of the reverse stock split completed in August 2012, see Note 17.

V.	Initial Adoption of New Standards

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the scope of the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2013-01 had no impact on our financial position or results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Initial Adoption of New Standards (Cont.)

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

(1)
Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

(2)	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU does not change the current U.S. GAAP requirements, for either public or nonpublic entities, for financial statement reporting of comprehensive income. That is, a total for comprehensive income must be reported in either (1) a single continuous statement or (2) two separate but consecutive statements. However, public entities would also need to include information about (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. ASU 2013-02 is effective for annual and interim reporting periods beginning after December 15, 2012. Adoption of this guidance had no impact on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11 amending requirements for the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 requires entities to present in the financial statements an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward except to the extent such items are not available or not intended to be used at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position. In such instances, the unrecognized tax benefit is required to be presented in the financial statements as a liability and not be combined with deferred tax assets. ASU No. 2013-11 is effective for annual and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 had no impact on our financial position or results of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3	-	ACQUISITION OF NISHIWAKI FAB IN JAPAN

On June 3, 2011, the Company acquired the fabrication facility in Nishiwaki City, Hyogo, Japan owned by a wholly owned Japanese subsidiary of Micron Technology Inc. (“Micron”). The acquisition was effected through a new wholly owned Japanese subsidiary of the Company, which acquired the shares of and subsequently merged with Micron’s Japanese subsidiary that held the assets of the fabrication facility and related business. The merged entity is named TowerJazz Japan Ltd. (“TJP”).

The fair value of the consideration the Company paid was $62,630, of which $40,000 was paid in cash and $22,630 was paid through the issuance to Micron of 1.3 million ordinary shares of Tower. The costs incurred in connection with the acquisition were $1,493 and are included in operating expenses.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to $82,097. As the purchase price was less than the fair value of net assets, the Company recognized a gross gain on the acquisition of $19,467.

Net profit for the year ended December 31, 2011 includes $10,078 net positive effect from the acquisition, comprised of (i) $19,467 gross gain from the acquisition, and (ii) $9,389 of related tax provisions and other expenses directly associated with this acquisition.

The Company believes that the gain realized from the acquisition derived from (i) declining forecast and weakening demand for products manufactured by TJP, (ii) the fact that an acquisition of a fab as a whole is less costly than acquiring each fab component separately, (iii) limited opportunities to sell a fab while maintaining the employment level, and (iv) the natural disasters in Japan which occurred in March 2011.

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of June 3, 2011
Current assets	$25,783
Property, plant, and equipment, including real estate	145,559
Intangible assets	11,156
Other assets	2,900
Total assets as of acquisition date	185,398

Current liabilities	28,317
Long-term liabilities (mainly employees related termination benefits)	74,984
Total liabilities as of acquisition date	103,301
Net assets as of acquisition date	$82,097

The fair values set forth above are based on a valuation of TJP assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with ASC 805 - “Business Combinations”.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3	-	ACQUISITION OF NISHIWAKI FAB IN JAPAN (cont.)

In addition, as part of said acquisition, TJP entered into a supply agreement with Micron. In accordance with this agreement, TJP will manufacture products for Micron at the Nishiwaki facility for at least three years from the acquisition date with process technologies licensed from Micron under a technology licensing agreement signed between the companies. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years from the acquisition date. Under the supply agreement, Micron is committed to purchase certain minimum volumes, with periodic reductions through expiration of the agreement in June 2014. Micron has utilized and is utilizing under this contract a major percentage of the Nishiwaki Fab, which has covered the amount of fixed costs and other costs through the years, however is not committed to manufacturing beyond the second quarter of 2014. While we have succeeded in attracting some new customers and are continuing discussions with other potential partners, the process of qualifying new products, processes and customers in the semiconductor foundry business can be lengthy, complicated and has lasted longer than originally expected.  We have also been engaged in discussions with Micron regarding a possible continued supply relationship, however, no agreement or understanding has been reached.

In order to ensure continued supply of wafers to Micron, Tower and Micron also executed a credit support agreement pursuant to which Tower and TJP were subject to certain covenants and other protections, which agreement expired on June 3, 2013. In addition, Tower's ordinary shares issued to Micron were subject to a lock-up arrangement, which expired on June 3, 2013.

NOTE 4	-	JOINT VENTURE WITH PANASONIC IN JAPAN.

In December 2013, Tower signed a definitive agreement with Panasonic Corporation (“Panasonic”) to create a joint venture (“JV”) to manufacture products for Panasonic and potentially other third parties, using Panasonic's three semiconductor manufacturing facilities in Hokuriku Japan.

Pursuant to the definitive agreement, Panasonic will transfer its semiconductor wafer manufacturing process and capacity tools of 8 inch and 12 inch at its three fabs located in Hokuriku factories (Uozu, Tonami and Arai) to the JV, and commit to acquire products from the JV for a long term period of at least five years of volume production.

In addition, per the definitive agreement, Tower will receive 51% of the shares of this JV (with Panasonic holding the remaining shares). As consideration for its 51% equity holding in the JV, at the closing of the transaction, Tower will issue an amount of its ordinary shares in the value of approximately $8,000 (765 million Japanese Yen).

The transaction is subject to certain customary closing conditions. The signing of the ancillary agreements and closing of the transaction is expected to occur by April 2014.

Following this transaction, the Company will rationalize its Japanese business, which may include fab consolidations between the Company’s Nishiwaki facility and the JV's facilities, and to this end, the Company is evaluating potential ventures for the Nishiwaki facility.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 5	-	OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
	2013	2012
Government receivables	$4,435	$2,773
Others	6,508	2,606
	$10,943	$5,379

NOTE 6	-	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2013	2012
Raw materials	$19,647	$20,487
Work in process	36,627	30,764
Finished goods	8,530	14,319
	$64,804	$65,570

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $2,445 and $4,194 as of December 31, 2013 and 2012, respectively.

NOTE 7	-	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2013	2012
Severance pay funds (see Note 15)	$12,522	$11,307
Others (see also investment in limited partnership below)	1,972	1,656
	$14,494	$12,963

Investment in Limited Partnership:

In December 2007, Tower together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, established a limited partnership to develop and market X-ray detectors for medical applications. Tower owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8	-	PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2013	2012
Cost:
Buildings (including facility infrastructure)	$306,674	$311,089
Machinery and equipment	1,400,213	1,359,395
	1,706,887	1,670,484
Accumulated depreciation:
Buildings (including facility infrastructure)	(173,696)	(156,662)
Machinery and equipment	(1,183,152)	(1,079,354)
	(1,356,848)	(1,236,016)
	$350,039	$434,468

As of December 31, 2013 and 2012, the cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate of $284,406.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received approximately NIS 135 million ($36,000) of such grants for eligible investments made by the Company from 2006 to 2012.

Entitlement to the above grants is subject to various conditions stipulated by the criteria set forth in the certificate of approval issued by the Israeli Investment Center, as well as by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

NOTE 9	-	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

		As of December 31,
	Useful Life	2013	2012
Facilities lease rights	1,19	$16,988	$25,739
Technologies, patents and other rights	3.6;4;9	11,300	17,104
Trade name	9	2,146	2,723
Customer relationships	15	1,684	1,995
Others		275	375
		$32,393	$47,936

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 10	-	OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2013	2012
Prepaid long-term land lease, net (see Note 16C)	$3,899	$4,020
Debenture issuance expenses and deferred financing charges	5,719	7,551
Prepaid expenses - long-term and others	1,929	2,197
	$11,547	$13,768

NOTE 11	-	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2013	2012
Employees related liabilities	$25,957	$28,101
Interest payable (primarily in relation to debentures)	3,727	3,914
Other	4,267	4,225
	$33,951	$36,240

NOTE 12	-	LONG-TERM LOANS FROM BANKS

A.	Composition

As of December 31, 2013

In U.S. Dollars, see also Notes 12B, 12C	$150,155
In JPY, see also Note 12D	10,954
Total long-term loans from banks-principal amount	161,109
Fair value adjustments	(22,370)
Total long-term loans from banks	138,739
Current maturities	(30,000)
$108,739

As of December 31, 2012

In U.S. Dollars, see also Note 12B	$131,055
In JPY, see also Note 12D	13,347
Total long-term loans from banks-principal amount	144,402
Fair value adjustments	(24,410)
Total long-term loans from banks	119,992
Current maturities	(25,000)
$94,992

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12	-	LONG-TERM LOANS FROM BANKS (cont.)

B.	Facility Agreement with Tower

As of December 31, 2013, Tower had an amount of approximately $131,000 of loans outstanding under its Facility Agreement signed with the two largest Israeli Banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks” or “the Banks”), carrying an annual interest rate of the three-month USD LIBOR plus 3.50% (“Facility Agreement”).

Pursuant to the Facility Agreement, Tower has registered liens in favor of the Israeli Banks on substantially all of its present and future assets. The Facility Agreement restricts Tower’s ability to place liens on its assets (other than existing liens in favor of the State of Israel in respect of Investment Center grants - see Note 8B), without the prior consent of the Israeli Banks. The Facility Agreement also contains certain restrictive financial ratios and covenants. Satisfying these financial ratios and covenants is a material provision of the Facility Agreement. If, as a result of any default, the Israeli Banks were to accelerate Tower’s obligations, Tower would be obligated, to, among other things, immediately repay all loans made by the Israeli Banks plus penalties, and the Israeli Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of Tower’s assets.

The final maturity date of the outstanding approximately $131,000 loans is June 2016, and the repayment schedule of the loans is in the following amounts and dates:
An installment of $5,000 in each of March and June 2014, an installment of $10,000 in each of September and December 2014, an installment of $15,000 in each of March and June 2015, an installment of $20,000 in each of September 2015, December 2015 and March 2016, and a final installment of approximately $11,000 due June 2016.

The agreement with the banks also contains, amongst others, a mechanism for prepayment of principal based on amounts that Tower may raise from new funding sources, if and when such funds will be raised, and a requirement, under which $10,000 were placed in deposits designated to fund the Israeli Banks loan maturities of March and June 2014 which amounts to $5,000 each as detailed above.

Loans received under the Facility Agreement, as amended to date, are presented at fair value, with changes in value reflected on the statements of operations, following adoption by the Company of ASC 825-10 Fair Value Option and Tower’s election to apply the fair value option to the Facility Agreement.

The effects of the Facility Agreement, as revised and amended, have been included in the measurement of the fair value of the loans at the relevant periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12	-	LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Asset-Based Revolving Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Credit Line Agreement”).  Loans under the Credit Line Agreement bear interest at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.50% to 1.0% or the LIBOR rate plus a margin ranging from 1.75% to 2.25% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Credit Line Agreement. The Credit Line Agreement is secured by the assets of Jazz. The Loan Agreement contains customary covenants and other terms, including covenants, as well as customary events of default and a requirement to provide assurance in a form satisfactory to Wells Fargo for the ability of Jazz to address at least a substantial portion of its approximately $94,000 notes due June 2015 prior to its maturity.

Borrowing availability under the Credit Line Agreement as of December 31, 2013, was approximately $52,000.

As of December 31, 2013, Jazz was in compliance with all the covenants under this facility. Outstanding borrowing as of December 31, 2013, was approximately $19,000.

D.	GE Capital Asset-Based Revolving Line

In May 2012, TJP signed a definitive credit line agreement with GE Capital to provide a three-year secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $40,000) maturing in 2015. The borrowing availability varies based on the levels of TJP’s eligible accounts receivable, eligible equipment and real estate and other terms and conditions stipulated in the credit line agreement and was capped at $30,000 until June 2013 and 4 billion Japanese Yen thereafter. Loans to be obtained under this credit line will carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum. The TJP credit line agreement contains customary covenants and other terms, as well as customary events of default. The facility is secured by a first priority security interest over the assets of TJP.

As of December 31, 2013, the total availability amounted to approximately $25,000, of which approximately $11,000 was outstanding.

In connection with the GE credit line agreement, Micron’s security interest over the assets of TJP was changed to a second priority security interest, subordinated to GE Capital’s first priority security interest. During 2013, the inter-creditor agreement between Tower, TJP, Micron Technology Inc. and Micron Japan Ltd., governing the subordination and priority of claims over TJP’s assets, expired. Consequently, the second liens held by Micron have been removed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13	-	DEBENTURES

A.	Composition by repayment schedule (carrying amount):

	As of December 31, 2013
	Interest rate	2014	2015	2016
Debentures Series D	8%	$6,441	$6,441	$6,441
Debentures Series F	7.8%	--	57,041	57,041
Jazz’s 2010 Notes (as defined in D below)	8%	--	81,181	--
		$6,441	$144,663	$63,482

The outstanding principal amounts of the debentures as of December 31, 2013 and 2012 were, approximately $345,000 and $349,000, respectively.

The Tower debentures and interest thereon are unsecured and subordinated to Tower’s existing and future secured indebtedness, including indebtedness to the Israeli Banks under the Facility Agreement - see Note 16A(1), and to the government of Israel - see Note 8B. For details in regards to Jazz Notes, see D below.

If on a payment date of the principal or interest on any series of the Tower debentures, there is a breach of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed until such covenant or condition is satisfied.

B.	Debentures Series D and E Issued in 2007

During 2007, Tower issued (i) $27,000 aggregate principal amount of long-term non-convertible debentures, repayable in six equal annual installments beginning in December 2011 and ending in December 2016, linked to the CPI and carrying an annual interest rate of 8% (“Series D”); and (ii) $ 30,000 aggregate principal amount of long-term convertible-debentures payable in December 2012, linked to the CPI, carrying an annual interest of 8% (“Series E”).

During 2012, Series E convertible debentures were fully paid and the debentures were fully redeemed.

Series D non-convertible debenture outstanding principal amounts as of December 31, 2013 and 2012, were approximately $20,000 and $25,000, respectively.

C.	Debentures Series F

In 2010 and 2012, Tower issued long-term debentures, which are fully linked to the US dollar, carry an interest rate of 7.8% per annum payable semiannually, are repayable in two equal installments in December 2015 and December 2016, and are convertible into Tower’s ordinary shares during the period commencing September 2012 and ending December 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13	-	DEBENTURES (Cont.)

C.	Debentures Series F (cont.)

The outstanding principal amount of Series F as of December 31, 2013 and 2012, was approximately $231,000.

Commencing the initial issuance date of Series F in October 2010 and until September 2012, said debentures were not convertible into ordinary shares of Tower. Commencing September 2012 and until its final maturity date, Series F can be convertible into Tower’s ordinary shares, at the election of each of its holders, with a conversion ratio of 38.21 NIS par value of debentures into one ordinary share. The conversion price was calculated at a 20% premium over the average of Tower’s share price over the 15 days prior to September 18, 2012. The determination of the conversion ratio triggered the examination of whether a contingent Beneficial Conversion Feature ("BCF") existed as of past issuance dates of these debentures. In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), and specifically the guidance over "Contingently Adjustable Conversion Ratios", the Company concluded that a BCF existed. The BCF, in accordance with such guidance, amounted to approximately $110,000 which is classified as an increase in shareholders’ equity with a corresponding decrease by the same amount in the carrying values of Series F presented in long term liabilities. The $110,000 decrease in Series F's liability amount is considered a debt discount to be amortized over the remaining term of said debentures using the effective interest method, resulting in interest being recognized at increasing amounts as time passes with the largest effect being recognized in 2015 and 2016. In June 2013, following the rights offering described in Note 17H, the conversion rate was adjusted to NIS 36.276 in accordance with the terms of the indenture.

D.	Notes Issued By Jazz in 2010

In July 2010, Jazz issued notes in the principal amount of approximately $94,000 due June 2015 (the “2010 Notes”).  Interest on the 2010 Notes at a rate of 8% per annum is payable semiannually.

As of December 31, 2013 and 2012, approximately $94,000 in principal amount of the 2010 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment of the notes at maturity would trigger a cross default under the Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring to repay or refinance the Credit Line Agreement.

The Jazz debentures constitute unsecured obligations of Jazz, rank on parity in right of payment with all other unsecured indebtedness of Jazz, are effectively subordinated to all Jazz’s existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness to Wells Fargo under the Credit Line Agreement, see Note 12C. Jazz debentures are not guaranteed by Tower. Jazz’s obligations under the debentures are guaranteed by Jazz’s wholly owned domestic subsidiaries.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14	-	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower entered into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on  NIS denominated expenses.

As of December 31, 2013, Tower had $4,500 in open exchange rate agreements which will expire during 2014. The profit from these transactions for the year ended December 31, 2013, was recorded in the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government receivables. The Company's cash and cash equivalents are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables, however, in certain circumstances the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures and banks' loans, do not materially differ from their respective carrying amounts as of December 31, 2013 and 2012. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2013 and 2012, were approximately $319,000 and $313,000, respectively, compared to carrying amounts of approximately $215,000 and $200,000, for the above dates, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14	-	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements

Valuation Techniques:

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 2 Measurements:

Over the counter derivatives - the Company used the market approach using quotations from banks.

Level 3 Measurements:

Warrants - the Company utilized the Black Scholes Merton formula. The assumptions included in the Black-Scholes model were (i) the market price of Tower's shares, (ii) the exercise price of the warrant, (iii) risk-free interest, (iv) term available to exercise or redeem the security, and (v) the volatility of the share during the relevant term. The Company determines the volatility of its share using daily historical quotes of the share. The risk free interest rate is determined as the interest rate on governmental bonds with maturity commensurate with the term of the warrant.

Tower's loans - For Tower’s loans from the Israeli Banks, fair value is based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yields on similar traded debts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14	-	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (Cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2013	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$108,685	$--	$--	$108,685
Others	(18)	--	(65)	47
	$108,667	$--	$(65)	$108,732

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2013 - at fair value	$106,645	$295
Total losses (gains) unrealized in earnings	2,040	(248)
As of December 31, 2013 - at fair value	108,685	47
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$2,040	$(248)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14	-	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

D.	Fair Value Measurements (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2012	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)(*)	$106,645	$--	$--	$106,645
Others	(589)	--	(884)	295
	$106,056	$--	$(884)	$106,940

(*) Includes only loans under Tower's Facility Agreement with the Israeli Banks.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2012 - at fair value	$93,845	$2,268
Total losses (gains) unrealized in earnings	12,800	(1,973)
As of December 31, 2012 - at fair value	$106,645	$295
Unrealized losses (gains) recognized in earnings from liabilities held at period end	$12,800	$(1,973)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $11,743 and $13,400, respectively, as of December 31, 2013. Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance pay amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $3,756, $3,450 and $4,641 for 2013, 2012 and 2011, respectively.

Labor agreements pertaining to the employees of TJP determine the obligation of TJP to make payments to employees upon retirement or upon termination. The liability for termination benefits, as determined by said agreements is based upon length of service and the employee’s monthly salary multiplied by a certain ratio. In case of resignation, the employee is entitled to 50% of the termination benefits. TJP does not cover the termination liability through deposits to benefit funds and the entire liability as of December 31, 2013, in the amount of $49,385, is reflected in the balance sheets as long-term employee related liabilities. Payments relating to employee termination benefits were $924 for 2013 and $18,231 for 2012 (including reorganization costs).

B.	Jazz Employee Benefit Plans

The following information provided recognizes the changes in 2013, 2012 and 2011 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Postretirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for postretirement medical plan expense are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net periodic benefit cost
Service cost	$32	$146	$193
Interest cost	126	399	573
Expected return on the plan’s assets	--	--	--
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	(1,703)	(244)	114
Amortization of net (gain) or loss	(132)	--	109
Total net periodic benefit cost	$(1,677)	$301	$989
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$(91)	$(3,851)	$(990)
Net (gain) or loss for the period	(668)	(1,355)	(1,752)
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	1,703	244	(114)
Amortization of net gain or (loss)	132	--	(109)
Total recognized in other comprehensive income (expense)	$1,076	$(4,962)	$(2,965)
Total recognized in net periodic benefit cost and other comprehensive income	$(601)	$(4,661)	$(1,976)

Weighted average assumptions used:
Discount rate	4.30%	5.20%	5.90%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	8.25/35.00%	8.25/57.00%	10.00/21.00%
Ultimate rate (Pre-65/Post-65)	5.00/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2022/2022	2021/2019	2021/2019
Measurement date	December 31, 2013	December 31, 2012	December 31, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Postretirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2013:

	Increase	Decrease
Effect on service cost and interest cost	$13	$(10)
Effect on postretirement benefit obligation	$145	$(116)

The components of the change in benefit obligation, change in plan assets and funded status for postretirement medical plan are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Change in benefit obligation:
Benefit obligation at beginning of period	$2,995	$7,749	$9,811
Service cost	32	146	193
Interest cost	126	399	573
Benefits paid	(77)	(93)	(86)
Change in plan provisions	(91)	(3,851)	(990)
Actuarial gain	(668)	(1,355)	(1,752)
Benefit obligation end of period	$2,317	$2,995	$7,749
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Actual return on plan assets	--	--	--
Employer contribution	77	93	86
Benefits paid	(77)	(93)	(86)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(2,317)	$(2,995)	$(7,749)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Postretirement Medical Plan (cont.)

	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Amounts recognized in statement of financial position:
Non-current assets	$--	$--	$--
Current liabilities	(89)	(132)	(137)
Non-current liabilities	(2,228)	(2,863)	(7,612)
Net amount recognized	$(2,317)	$(2,995)	$(7,749)
Weighted average assumptions used:
Discount rate	5.20%	4.30%	5.20%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (Pre 65/ Post 65)	7.75/25.00%	8.25/35.00%	8.25/57.00%
Ultimate rate (Pre 65/ Post 65)	5.00/5.00%	5.00/5.00%	5.00/5.00%
Year the ultimate rate is reached (Pre 65/ Post 65)	2022/2022	2022/2022	2021/2019

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2014	$89
2015	83
2016	182
2017	101
2018	116
2019 - 2023	$678

Jazz adopted several changes to the postretirement medical plan in 2012 that cumulatively reduced obligations by approximately $3,900. The changes in the plan will be implemented through 2015 and include the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz makes quarterly contributions in accordance with the minimum actuarially determined amounts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net periodic benefit cost
Service cost	$--	$--	$--
Interest cost	732	761	736
Expected return on plan assets	(948)	(817)	(810)
Amortization of transition obligation(asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net (gain) or loss	97	70	--
Total net periodic benefit cost	$(119)	$14	$(74)
Other changes in plan assets and benefits obligations recognized in other comprehensive income
Prior service cost for the period	$93	$--	$--
Net (gain) or loss for the period	(4,696)	1,000	2,468
Amortization of transition obligation (asset)	--	--	--
Amortization of prior service costs	--	--	--
Amortization of net gain or (loss)	(97)	(70)	--
Total recognized in other comprehensive income (expense)	$(4,700)	$930	$2,468
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$(4,819)	$944	$2,394
Weighted average assumptions used:
Discount rate	4.30%	5.10%	5.70%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Transition obligation (asset)	$--	$--	$--
Prior service cost	3	--	--
Net actuarial (gain) or loss	$--	$97	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.) Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Change in benefit obligation:
Benefit obligation at beginning of period	$17,272	$15,134	$13,105
Service cost	--	--	--
Interest cost	732	761	736
Benefits paid	(437)	(293)	(273)
Change in plan provisions	93	--	--
Actuarial loss (gain)	(1,787)	1,670	1,566
Benefit obligation end of period	$15,873	$17,272	$15,134
Change in plan assets
Fair value of plan assets at beginning of period	$12,543	$10,842	$10,742
Actual return on plan assets	3,857	1,488	(92)
Employer contribution	689	506	465
Benefits paid	(437)	(293)	(273)
Fair value of plan assets at end of period	$16,652	$12,543	$10,842
Funded status	$779	$(4,729)	$(4,292)
Accumulated benefit obligation	$15,873	$17,272	$15,134
Amounts recognized in statement of financial position
Non-current assets	$779	$--	$--
Current liabilities	--	--	--
Non-current liabilities	--	(4,729)	(4,292)
Net amount recognized	$779	$(4,729)	$(4,292)
Weighted average assumptions used
Discount rate	5.10%	4.30%	5.10%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15	-	EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.) Jazz Pension Plan (cont.)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2014	$540
2015	615
2016	684
2017	748
2018	806
2019 - 2023	$4,829

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2013:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$16,652	$--
Total plan assets at fair value	$--	$16,652	$--

The Plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2012:

	Level 1	Level 2	Level 3
Investments in Mutual Funds	$--	$12,543	$--
Total plan assets at fair value	$--	$12,543	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2013 by asset category are as follows:

Asset Category:	December 31, 2013	Target allocation 2014
Equity securities	86%	65%-75%
Debt securities	14%	25%-35%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made by Jazz in accordance with the policy goals of the investments managements. Actual allocation to each asset category fluctuates and might be outside the target range due to changes in market conditions. In 2014 Jazz rebalanced its assets allocation to align with the target asset allocation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)
Facility Agreement

Liens

The Company has liens on its assets. For Liens regarding Tower's Facility Agreement, see Note 12B, for liens relating to Jazz Credit Line Agreement, see Note 12C and for TJP GE credit line see Note 12D.

Offer by the Israeli Banks

If one or more certain bankruptcy related events occur, the Israeli Banks are entitled to bring a firm offer made by a potential investor to purchase Tower’s ordinary shares (“the Offer”) at a price provided in the Offer. In such case, Tower shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the Offer is conditioned on the offeror purchasing a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the principal shareholders existing at the time that Tower entered into the Facility Agreement with the Israeli Banks (SanDisk Corporation, Macronix International Co. Ltd., and Alliance Semiconductor Corporation) agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.
For further details in regard to the Facility Agreement, see Note 12B.

(2)	Approved Enterprise Status For details regarding Approved Enterprise Status relating to Fab 2, see Note 21A, 8B.

B.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

For the license agreement between TJP and Micron see Note 3.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases

Tower’s administrative offices and corporate headquarters, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2013.

Since 2002, Jazz has leased its fabrication facilities, land and headquarters from Conexant. In December 2010, Conexant sold Jazz’s fabrication facilities, land and headquarters. In connection with the sale, Jazz negotiated amendments to its operating leases that confirm Jazz’s ability to remain in the fabrication facilities through 2027, including Jazz’s options to extend the lease term at its sole discretion from 2017 to 2022 and from 2022 to 2027. In regards to an office building lease, Jazz’s landlord exercised its right to terminate the office building lease, effective January 1, 2014. Jazz moved its offices to the fabrication building and to nearby newly leased office space. Jazz and the landlord signed an additional amendment to the amended lease to reflect termination of the office building lease and certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. This office building termination has no impact whatsoever on Jazz’s fabrication buildings, facilities and operations and Jazz’s ability to remain in the fabrication facilities through 2027 (including by exercising its two consecutive five-year extension periods which it can exercise in its sole discretion).

Aggregate rental expense under operating leases, was approximately $2,400 for each of the years ended December 31, 2013, 2012 and 2011.
Future minimum payments under non-cancelable operating building lease are as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$1,898	$2,096	$2,108	$693	$372	$408	$7,575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES (cont.)

D.	Other Principal Agreements

The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

(1)
Siliconix

In 2004, Tower and Siliconix incorporated (“Siliconix”), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. During recent years, the parties amended the agreement several times to revise the terms of the purchase of wafers and transfer additional product platforms to Tower for the manufacturing of new products.

(2)
An agreement with an Asian entity

In November 2009, Tower entered into a definitive agreement with an Asian entity for the capacity ramp-up and upgrade of the entity’s current installed and commissioned eight inch refurbished wafer fabrication facility with 0.18 micron Complementary Metal Oxide Semiconductor (CMOS) technology. Said facility has 0.25 micron and lower geometries.

Under said agreement, Tower provides, on a turn-key basis, technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The project is divided into several phases of implementation: (i) supply of documents of the offered 0.18 micron CMOS technology; (ii) project planning; (iii) supply process equipment; (iv) installation and acceptance of process equipment; (v) process set-up and integration; and (vi) technology qualification and production. The total agreement value is approximately $130,000, of which approximately $123,000 was paid as of December 31, 2013.

Payments are based on performance of milestones derived from the phases above and delivery of the deliverables. As of December 31, 2013, the Company substantially completed the project. The following are the major payment milestones: shipment of process equipment; delivery of process flow document of the 0.18 micron technology; delivery of detailed working plans; design of clean room; delivery of process equipment; training and integration; and performance of qualification tests and analyses.

During the years ended December 31, 2013, 2012 and 2011, Tower recorded approximately $3,400, $15,400 and $36,200 revenues, respectively relating to said agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16	-	COMMITMENTS AND CONTINGENCIES (cont.)

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and state and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company is not aware of any noncompliance with the terms of said permits and licenses.

F.	Special Security Agreement

In connection with  Jazz's aerospace and defense business, its facility security clearance and trusted foundry status, Jazz and Tower have worked with the Defense Security Service of the United States Department of Defense ("DSS") to mitigate concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto by creating Jazz Semiconductor Trusted Foundry ("JSTF") as a subsidiary of Jazz and limiting possession of all classified information solely to JSTF. Tower and Jazz have further agreed to operate JSTF under a Special Security Agreement signed with DSS.

G.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2013. For details in regard to Investment Center grants, see Note 8B.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2013, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 47.9 million  were issued and outstanding (net of approximately 0.1 million ordinary shares held by Tower as of such date). Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders. In August 2012, Tower completed a reverse split of its ordinary shares at a ratio of 1 for 15. Proportional adjustments were made to all of Tower’s outstanding convertible securities. All numbers of shares and other convertible securities of the Company in these financial statements reflect the effect of the reverse share split.

B.	Share Option Plans

(1)
General

The Company has granted to its employees and directors options to purchase ordinary shares under several option plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals either the closing market price of the ordinary shares immediately prior to the date of grant, or, an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three or four year period according to various vesting schedules, and are not exercisable beyond seven or ten years from the grant date.

As of December 31, 2013, 446 thousand options outstanding under the Company’s option plans except for those plans described below (the "Old Plans").

No further options may be granted under Old Plans.

(2)
Tower’s 2009 Share Incentive Plans (the "2009 Plans")

In 2009 the Company adopted new share incentive Plans to directors officers, employees and its subsidiaries. The options granted at an exercise price which equals the closing market price of the ordinary shares immediately prior to the date of grant, vest over up to a three, and are not exercisable beyond seven years from the grant date.

As of December 31, 2013, 2,110 thousand options outstanding under the 2009 Plans. No further grants may be made under these plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(3)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013 the Company adopted new share incentive Plan to directors, officers, employees and its subsidiaries. Options to be granted under the plan will bear exercise price which equals an average of the closing price in the thirty trading days immediately prior to the date of grant, vest over up to a three year period and are not exercisable beyond seven years from the grant date.

As of December 31, 2013, 5,387 thousand options outstanding under the 2013 Plan. Further grants may be approved in accordance with the Board of Directors of the Company’s decision.

(4)	Independent Directors’ Option Plan

In January 2007, our shareholders approved, following approval by the Audit Committee and Board, the grant to each independent director of the Company who is not affiliated with our major shareholders and is not an employee of the Company (“Independent Director”) of initial options to purchase Tower’s ordinary shares that equal 10,000 less the number of unvested options to purchase Tower’s ordinary shares held by such Independent Director as of the date of shareholders’ approval. The initial options vest over 3 years: one third will vest on the first anniversary of the grant date, and thereafter, the remaining two thirds pro-rata on a monthly basis over the remaining two years until fully vested. Each new Independent Director appointed will be granted 10,000 options to purchase Tower’s ordinary shares with the same vesting terms as the initial grants, at an exercise price equal to the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant date of appointment.

Upon each third anniversary of a previous grant of options to an Independent Director, each such Independent Director shall be granted an additional 10,000 options to purchase Tower’s ordinary shares, which will vest over 3 years on a monthly basis until fully vested. The exercise price of each such option shall be the closing price of Tower’s ordinary shares on the trading day immediately prior to the relevant grant date. Subject to certain conditions, the options that have vested shall be exercisable by an Independent Director for a period of ten years following the date on which the relevant options as the case may be, first vested.

As of December 31, 2013, 123.7 thousand options were outstanding under the Independent Directors’ plan.  No further grants may be made under this plan.

A summary of the status of all employee and director share option plans as of December 31, 2013, 2012 and 2011, as well as changes during each of the years then ended, is presented below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.

B.	Share Option Plans (cont.)

(5)	Summary of the Status of all the Company’s Employee and Director Share Options

	2013		2012		2011
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	4,351,487	$15.21	4,483,793	$14.97	3,946,484	$14.82
Granted	5,402,961	4.54	30,336	12.64	787,717	19.29
Exercised	23,932	4.35	125,260	4.36	87,887	5.70
Terminated	4,273	52.79	411	63.57	14,738	168.97
Forfeited	1,659,494	23.76	36,971	20.23	147,783	24.19
Outstanding as of end of year	8,066,749	6.31	4,351,487	15.21	4,483,793	14.97
Options exercisable as of end of year	2,419,180	$9.03	3,553,662	$14.28	2,678,946	$17.23

(6)	Summary of Information about Employee Share Options Outstanding

 The following table summarizes information about employee share options outstanding as of December 31, 2013:

Outstanding as of December 31, 2013			Exercisable as of December 31, 2013
Range of exercise Prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.70-4.95	7,039,294	5.82	$4.49	1,652,333	$4.34
6.00-15.90	306,762	5.11	13.35	270,060	13.60
17.25-20.85	290,581	4.48	17.30	154,073	17.33
21.00-28.20	397,769	3.33	22.75	310,371	23.16
$32.25-48.75	32,343	0.89	$35.87	32,343	$35.87
	8,066,749			2,419,180

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(6)	Summary of Information about Employee Share Options Outstanding (cont.)

	Year Ended December 31,
	2013	2012	2011
The intrinsic value of options exercised	$42	$927	$845
The original fair value of options exercised	$158	$819	$512

Stock-based compensation expense was recognized in the following line items in the statement of operations as follows:

	Year Ended December 31,
	2013	2012	2011
Component of income (loss) before provision for income taxes:
Cost of revenue	$597	$902	$1,120
Research and development, net	527	714	850
Selling, general and administrative	1,658	4,121	6,137
Stock-based compensation expense	$2,782	$5,737	$8,107

(7)
Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2013, 2012 and 2011 to employees and directors amounted to $2.10, $6.00 and $8.70 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2013, 2012 and 2011 (all in weighted averages):

	2013	2012	2011
Risk-free interest rate	0.77%-1.77%	0.65%-1.04%	0.94%-2.3%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected annual volatility	51.16%-64.52%	51.76%-55.04%	49.42%-54.45%
Expected dividend yield	None	None	None

Risk free interest rate - is based on yield curve rates published by the US Department of Treasury.

Expected life of options - is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility - is based on the volatility of the Company’s ordinary share prior to the options award for the term identical to expected life.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

(8)
Non-Employee Warrants - Israeli Banks Warrants

As of December 31, 2013, 309.4 thousand Israeli Banks’ warrants to purchase ordinary shares of Tower were outstanding and exercisable, at a weighted average exercise price of $37.40 per share. All of the warrants are exercisable until December 2016.

In lieu of paying the exercise price in cash, the Israeli Banks are entitled to exercise their warrants on a “cashless” basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the ordinary shares underlying the warrants forfeited less the aggregate exercise price.

C.	Equity-Equivalent Capital Notes

All issued equity equivalent capital notes, totaling approximately 8.4 million as of December 31, 2013, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

The equity equivalent capital notes are classified in shareholders’ equity.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

According to the Facility Agreement, as amended to date, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

F.	Warrants J and Warrants 7

In connection with the issuance of the Jazz 2010 Notes, the note holders received warrants (“Warrants J”), which are exercisable for up to approximately 1.7 million Tower ordinary shares based on an exercise price of $25.50 per one ordinary share (15.00 NIS par value), for a period ending June 2015.

In connection with the issuance of Bonds Series F in 2012, the bondholders received warrants (“Warrants 7”), which are exercisable during a period of two years starting on March 2, 2014 and ending on March 1, 2016 for up to approximately 1.9 million ordinary shares of Tower based on an exercise price of 28.59 New Israeli Shekels in cash (linked to the USD) per one ordinary share (15.00 NIS par value).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17	-	SHAREHOLDERS’ EQUITY (cont.)

G.	Securities Issuance Pursuant to the Acquisition of TJP

For ordinary shares issued as part of the Acquisition of TJP, see Note 3.

H.	Rights Offering

In June 2013, the Company distributed to its shareholders and certain other security holders rights to purchase ordinary shares and two series of warrants. As a result of the rights offering, the Company received aggregate proceeds of approximately $40,000, including approximately $19,000 through the exercise of Series 8 Warrants issued in this rights offering and exercised in July 2013. The remaining Series 8 Warrants, which were not exercised, expired on July 2013. Those who exercised their rights also received an aggregate of approximately 5.5 million Series 9 warrants exercisable by June 2017 for the purchase of Ordinary shares for a cash payment to Tower of $7.33 per share.

NOTE 18	-	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as percentage of total sales

	Year ended December 31,
	2013	2012	2011
USA	77%	81%	78%
Asia *	16	14	17
Europe *	7	5	5
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order.

B.	Property and equipment, net - by Geographic Area

Long-Lived Assets by Geographic Area - Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s long-lived assets are located in the United States and substantially all of TJP’s long-lived assets are located in Japan.

	As of December 31,
	2013	2012
Israel	$180,976	$217,402
United States	75,040	87,366
Japan	94,023	129,700
Total	$350,039	$434,468

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18	-	INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

C.	Major Customers - as percentage of net accounts receivable balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2013 and 2012, consist of the following customers:

	As of December 31,
	2013	2012
Customer 1	20%	30%
Customer 2	9%	12%

D.	Major Customers - as percentage of total sales

	Year ended December 31,
	2013	2012	2011
Customer A	27%	43%	32%
Other customers (*)	16	10	23

(*)
Represents sales to two different customers accounted for between 7% and 9% of sales during 2013; to three different customers accounted for between 3% and 6% of sales during 2012 and to four different customers accounted for between 4% and 7% of sales during 2011.

NOTE 19	-	INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expenses, Net

Interest expenses net, for the year ended December 31, 2013, 2012 and 2011 were $32,971, $31,808 and $27,797, respectively.

B.	Other Financing Expenses, Net

Other financing expenses, net consist of the following:

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Amortization on debt	$20,860	$11,939	$19,073
Changes in fair value, (total level 3 changes in fair value as reported in Note 14D)	1,792	10,827	(2,053)
Changes in fair value on debentures, derivatives and warrants - other than level 3 as reported in Note 14D	--	1,284	(5,624)
Exchange rate difference (mainly due to the effect of the NIS/USD exchange rate changes on our NIS denominated debentures)	4,038	2,707	(1,327)
Others	1,148	826	2,436
Other financing expenses, net	$27,838	$27,583	$12,505

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20	-	OTHER INCOME, NET

As of December 31, 2010, Jazz had an investment in Hua Hong Semiconductor Ltd (“HHSL”), which owns 100% of Shanghai Hua Hong NEC Electronics Company Ltd. (also known as “HHNEC”). The investment represented a minority interest of approximately 10% in HHSL.

During 2011, Jazz sold its 10% holdings in HHSL, in an HHSL buyback transaction for a gross amount of approximately $32,000 in cash, before tax and other payments and recorded a gross gain of approximately $15,000 from this transaction which is included in the Statements of Operations in Other Income, Net for the year ended December 31, 2011.

NOTE 21	-	INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2013. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 25% in 2013 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the ktav ishur as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by Tower to comply with these conditions, the tax benefits could be canceled, in whole or in part, and Tower would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In the Company’s opinion, Tower has been in compliance with the conditions through the approval date of the financial statements. See Note 8B.

B.	The company’s Income Tax provision is as follows:

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Current tax expense (benefit):
Foreign	$(534)	$(1,800)	$16,645
Total current	(534)	(1,800)	16,645
Deferred tax expense (benefit):
Foreign	(8,854)	9,126	4,717
Total deferred	(8,854)	9,126	4,717
Income tax provision (benefit)	$(9,388)	$7,326	$21,362

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

B.	The company’s Income Tax provision is as follows (cont.)

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Profit (loss) before taxes
Domestic	$(90,497)	$(83,049)	$(47,541)
Foreign	(26,551)	20,106	50,373
Total income (loss) before taxes	$(117,048)	$(62,943)	$2,832

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31,
	2013	2012
Net deferred tax benefit - current
Net operating loss carryforwards	$2,026	$758
Employees benefits and compensation	4,003	4,409
Accruals, reserves and others	2,760	5,435
	8,789	10,602
Valuation allowance	(2,779)	(1,745)
Total net current deferred tax benefit	$6,010	$8,857

	As of December 31,
	2013	2012
Net deferred tax benefit - long-term
Deferred tax assets -
Net operating loss carryforwards	$284,446	$271,631
Employees benefits and compensation	4,605	5,756
Research and development	2,005	1,879
Others	1,212	664
	292,268	279,930
Valuation allowance	(255,899)	(238,320)
	$36,369	$41,610
Deferred tax liability - depreciation and amortization	(41,255)	(55,099)
Intangible assets	(6,929)	(10,434)
Debt discount	(884)	(1,203)
Others	(912)	(1,279)
Total net long-term deferred tax liability	$(13,611)	$(26,405)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability (cont.)

Deferred tax asset in the amounts of $6,010 and $8,857 as of December 31, 2013 and 2012, respectively are presented in other current assets.

Deferred tax liability in the amounts of $13,611 and $26,405 as of December 31, 2013 and 2012, respectively, are presented in deferred tax liability.

The Company establishes a valuation allowance for deferred tax assets, when it is unable to conclude that it is more likely than not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidence. Jazz's state deferred tax assets exceed the reversal of taxable temporary differences. Without other significant positive evidence, Jazz has determined that the state deferred tax assets are not more likely than not to be realized.

On December 31, 2013 and 2012, the Company recorded a valuation allowance against its deferred tax assets in the amounts of $258,678 and $240,065, respectively, to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2013	$27,414
Additions for tax positions of current year	12
Reductions for tax positions of prior year	(371)
Translation differences	(1,379)
Balance at December 31, 2013	$25,676

Unrecognized tax benefits
Balance at January 1, 2012	$32,377
Reductions for tax positions of prior year	(275)
Translation differences	(719)
Settlements	(3,969)
Balance at December 31, 2012	$27,414

Unrecognized tax benefits
Balance at January 1, 2011	$14,908
Additions for tax positions of current year	8,462
Additions for tax positions of prior year	9,730
Reductions for tax positions of prior year	(723)
Balance at December 31, 2011	$32,377

The Company accounts for its uncertain tax provisions in accordance with ASC 740. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

D.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2013	2012	2011
Tax expense (benefit) computed at statutory rates	$(29,262)	$(15,736)	$680
Effect of different tax rates in different jurisdictions	1,408	7,514	10,683
Tax benefits for which deferred taxes were not recorded	20,139	15,955	7,300
Permanent differences and other, net	(1,673)	(407)	2,699
Income tax provision (benefit)	$(9,388)	$7,326	$21,362

E.	Net Operating Loss Carry forward

On December 31, 2013, Tower had net operating loss carry forwards for tax purposes of approximately 1.3 billion USD which may be carried forward for an unlimited period of time.

The future utilization of Jazz’s net operating loss carry forwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carry forwards. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of $2,100 for the use in its tax return. On December 31, 2013, Jazz had federal net operating loss carry forwards of approximately $36,000 that will begin to expire in 2021, unless previously utilized. On December 31, 2013, Jazz had state net operating loss carry forwards of approximately $123,900. The state tax loss carry forwards will begin to expire in 2014, unless previously utilized.

At December 31, 2013, TJP had net operating loss carry forwards of approximately $9,000 which will expire in 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21	-	INCOME TAXES (cont.)

F.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2009 are deemed final.

Jazz and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

During 2012, the Internal Revenue Service ("IRS") performed an audit of Jazz's 2009 and 2010 federal income tax returns. The audit did not have any material effect on the statements of operations. The change in the balance sheet resulted primarily in a classification of a long term liability to a current liability, which was partially paid as of December 31, 2012.

In June 2013, the U.S. tax authorities commenced an audit of Jazz’s tax returns for 2011, and required certain reports and data in connection with the tax returns of Jazz for this year. There is no indication to date whether Jazz will be required to pay any additional taxes pursuant to this audit.

Jazz is no longer subject to U.S. federal income tax examinations for years before 2010; state and local income tax examinations before 2009; and foreign income tax examinations before 2010. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carry forward amount.

TJP was established in June 2011 and does not have final tax assessments.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22	-	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2013	2012
Trade accounts receivable	Trade accounts receivable	$--	$148
Long-term investment	Equity investment in a limited partnership	$60	$204
Trade accounts payable	Trade accounts payable	$90	$125

B.	Transactions

	Description of the transactions	Year Ended December 31,
		2013	2012	2011
Sales	Sales to a limited partnership	$59	$431	$268
Cost of revenues	Purchase of services and goods from related parties of TIC	$3,379	$2,853	$2,658
Financing expenses	Interest on Debentures Series B held by TIC	$--	$--	$180
General and Administrative expenses	Mainly directors fees and reimbursement to directors	$311	$238	$165
Other expense (income), net	Equity loss (profit) in a limited partnership	$144	$(184)	$214